Contact

www.linkedin.com/in/priya-pinto-63aa91ab (LinkedIn)

Top Skills

Customer Service
Leadership
Microsoft Word

Priya Pinto

Chair and Co-Founder, CareNGen LLC
New York, New York, United States

Summary

I have an extensive background in working with individuals with disabilities, including individuals with developmental disabilities and brain injury. I started in the field as a vocational evaluator, but that opportunity opened the door to several others, resulting in a broad based experience that included case management for multiple client needs, assisting clients with setting and achieving personal and vocational goals, offering support and resources to help obtain and retain employment in the community, and behavioral assessment along with positive, proactive behavior support and management.
My most prominent skill is a developed understanding of human behavior, along with how to effectively communicate and to promote such communication within organizations. As an owner and at Allwel, a home health care company with a primary target group of individuals with brain injury, my leadership style incorporates this understanding of human behavior, and this has allowed staff to invest, grow and be recognized in their work place. This skill also transferred easily to the clients in understanding what causes and sustains both desirable and undesirable behavior for individuals with brain injury.
In 2022, based on this extensive experience of leading and managing employees, I cofounded Pintohall leadership, LLC. As cofounder of this company, I teach leadership skills to entrepreneurs and other people who might find themselves with the technical skills for a job, but without the leadership skills to draw people into their vision. At the end of the day, leadership is about relationships and conveying this important - yet often overlooked- point seems to be a focus of a lot of what I do in this arena.

Experience

CareNxtGen LLC

Chair and Co-Founder, CareNGen LLC
September 2024 - Present (1 year 7 months)

CareNxtGen LLC
September 2024

We're a mission-driven elder tech startup helping individuals and families navigate the complexities of caring for older adults — while transforming how the senior care industry engages and serves them.
By combining expert knowledge, smart technology, guided workflows, and collaboration tools, we enhance decision-making, build trust, streamline access to quality care, and improve outcomes for everyone involved.
We're tackling a massive, deeply personal challenge — one that will take a village to solve. We welcome connections and introductions to mission-aligned investors, care service providers, and public agencies who share our commitment to changing the narrative on aging and the experience of natural caregiving.

Allwel
President
July 2019 - July 2025 (6 years 1 month)

Allwel
Executive Director
August 2000 - June 2019 (18 years 11 months)
Greater New York City Area

Allwel is a home health care company

Education

State University of NY at Buffalo
PhD., Counselor Education/School Counseling and Guidance Services · (2003 - 2008)